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FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): October 21, 2002

JDN REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Maryland

(State or other jurisdiction of incorporation)

001-12844

(Commission File Number)

58-1468053

(IRS Employer Identification Number)

359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305

(Address of principal executive offices)

Registrant's telephone number, including area code: (404) 262-3252

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

On October 4, 2002, Developers Diversified Realty Corporation, an Ohio corporation ("DDR"), DDR Transitory Sub, Inc., a Maryland corporation and wholly-owned subsidiary of DDR ("Sub"), and JDN Realty Corporation, a Maryland corporation ("JDN"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, and subject to certain conditions being satisfied or waived, Sub will merge with and into JDN (the "Merger") with JDN surviving the Merger as a majority-owned subsidiary of DDR. At the effective time of the Merger, each share of JDN common stock will be converted into 0.518 of a DDR common share. Each share of JDN preferred stock will be converted into one DDR voting preferred share.

On October 4, 2002, the following shareholders of DDR each entered into a voting agreement with JDN pursuant to which, among other things, they agreed to vote their DDR common shares in favor of the approval of the Merger and the Merger Agreement:

SHAREHOLDER	TITLE
Scott A. Wolstein	Chairman and Chief Executive Officer
David M. Jacobstein	President and Chief Operating Officer
Daniel B. Hurwitz	Executive Vice President
James A. Schoff	Senior Investment Officer
Joan U. Allgood	Senior Vice President and Secretary
William H. Schafer	Senior Vice President and Chief Financial Officer
Eric M. Mallory	Senior Vice President
Richard E. Brown	Senior Vice President

On October 21, 2002, Bert L. Wolstein, a director of DDR, entered into a voting agreement with JDN pursuant to which, among other things, he agreed to vote his DDR common shares in favor of the approval of the Merger and the Merger Agreement.

On October 4, 2002, the following stockholders of JDN each entered into a voting agreement with DDR pursuant to which, among other things, they agreed to vote their shares of JDN common stock in favor of the approval of the Merger and the Merger Agreement:

STOCKHOLDER	TITLE
William G. Byrnes	Director
Haywood D. Cochrane Jr.	Director
William B. Greene	Director
Craig Macnab	President, Chief Executive Officer and Director
Philip G. Satre	Director
Lee S. Wielansky	President, JDN Development Company, Inc. and Director

As of October 29, 2002, the following shareholders of JDN each entered into a voting agreement with DDR pursuant to which, among other things, they agreed to vote their shares of JDN common stock in favor of the approval of the Merger and the Merger Agreement:

STOCKHOLDER	TITLE
John D. Harris, Jr.	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Andrew E. Rothfeder	Executive Vice President
Leilani L. Jones	Vice President and Director of Property Management and Assistant Secretary
Michael A. Quinlan	Vice President, Controller and Assistant Secretary

The preceding is qualified in its entirety by reference to the Merger Agreement and the forms of voting agreements, copies of which are attached hereto as Exhibits 2.1, 99.1 and 99.2 respectively, and which are incorporated herein by reference. A copy of the press release jointly issued by DDR and JDN announcing the signing of the Merger Agreement is attached hereto as Exhibit 99.3.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc.
Exhibit 99.1	Form of Voting Agreement by and among certain stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation.
Exhibit 99.2	Form of Voting Agreement by and among certain stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation.
Exhibit 99.3	Press Release, dated October 4, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JDN REALTY CORPORATION

Date: October 31, 2002   By: /s/ John D. Harris, Jr.

                                                    John D. Harris, Jr.
                                                    Senior Vice President, Chief Financial Officer,
                                                    Secretary and Treasurer

Exhibit Index

Exhibit 2.1*   Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc.

Exhibit 99.1*   Form of Voting Agreement by and among certain stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation.

Exhibit 99.2*   Form of Voting Agreement by and among certain stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation.

Exhibit 99.3*   Press Release, dated October 4, 2002.

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* Previously filed on October 9, 2002, with JDN's Current Report on Form 8-K dated October 4, 2002.